UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

	For Period Ended:	December 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DASAN Zhone Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

1350 South Loop Road, Suite 130
Address of Principal Executive Office (Street and Number)

Alameda, California 94502
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DASAN Zhone Solutions, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Annual Report”) within the prescribed time period without unreasonable effort and expense. The Company expects to file its Annual Report on or before the fifteenth calendar day extension provided under Rule 12b-25. The Company experienced unanticipated delays in compiling certain necessary information to prepare a complete filing of its Annual Report. Such delays were caused in part by the fact that a significant portion of the Company's finance and accounting employees in our offices in South Korea were not at work or were working remotely beginning on February 28, 2020 due to the COVID-19 pandemic. As a result, the Company and its independent auditors require additional time to finalize the Annual Report, including the completion of the audit of the Company’s financial statements for the year ended December 31, 2019.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, including the Company’s expectation that it will timely file its Annual Report on Form 10-K for the year ended December 31, 2019 by the extended filing date pursuant to Rule 12b-25. Forward looking statements are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including but not limited to risks and uncertainties related to the completion of matters necessary to permit the filing of the Annual Report on Form 10-K for the year ended December 31, 2019. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Thomas J. Cancro Chief Financial Officer and Treasurer, (Principal Financial and Accounting Officer)	(510)	777-7000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of the Company’s results of operations for the fiscal year ended December 31, 2019 compared to the fiscal year ended December 31, 2018, please see the Company’s press release dated March 5, 2020 and furnished as an exhibit to the Company’s Form 8-K dated March 5, 2020.

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DASAN Zhone Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2020	By	/s/ Thomas J. Cancro

Thomas J. Cancro

Chief Financial Officer and Treasurer,

(Principal Financial and

Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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